Exhibit 3

1Q 2018
RESULTS
April 27, 2018
01

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries.
Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries
02

First Quarter 2018 Achievements
All-time highest quarterly sales volume
All-time highest monthly sales volume in March
Record cement production for Solid Plant and APO Plant in March
Record bagging output for Solid Plant in March
Record dispatch for Solid Plant in March
Initial progress from debottlenecking efforts as loading rates at port operations have significantly improved
03

Domestic Cement Volumes and Prices
3M18 vs.    1Q18 vs.    1Q18 vs.    3M17 1Q17 4Q17
Volume 16% 16% 11% Domestic Price (USD) (8%) (8%) 0%
Cement
Price (PHP) (5%) (5%) 2%
Net Sales1
+10%
5,362 5,891
Domestic cement volumes increased 16% year-over-year during the first quarter. 5,362
Supported by 19% increase in domestic cement production
Higher dispatched volumes due to our debottlenecking efforts
Growth across all sectors, led by improved infrastructure activity from higher government spending
Favorable weather conditions 1Q17 1Q18
Low base of comparison versus the same period last year Domestic cement prices increased 2% sequentially.
March 2018 prices 5% higher than December 2017 due to nationwide price increase implemented during the quarter.
5% year-over-year decline in the first quarter reflecting heightened competitive dynamics. Net sales during the first quarter grew 10% year-over-year.
1 Millions of Philippine Pesos
04

Residential Sector
The residential sector appears to have picked up in the first quarter of 2018.
The sector’s growth will be supported by remittances from overseas Filipino workers, demand from the growing middle class and foreign markets, and the government’s emphasis on low-income/socialized housing.
Approved Residential
Building Permits
30%     based on floor area1
20%
10%
0%
-10%
-20%
-30%
4Q16    1Q17 2Q17 3Q17 4Q17
Year-on-Year Growth
1Source: Philippine Statistics Authority
1Source: Philippine Statistics Authority
05

Industrial-and-Commercial Sector
Industrial and commercial activity grew in the first
quarter compared to the same period last year.
Take-up from the business process outsourcing
sector recovered in the first quarter, and
supplemented demand from the offshore gaming
and traditional companies.1
In 2018, steady expansion in manufacturing,
consumer spending, and tourism sectors will support
the segment’s growth.
1Source: Pronove Tai
2Source: Philippine Statistics Authority
Approved Non-Residential
Building Permits
30%     based on floor area2
20%
10%
0%
-10%
-20%
-30%
4Q16    1Q17 2Q17 3Q17 4Q17
Year-on-Year Growth
06

Infrastructure Sector
2017 National Government Disbursement on
Infrastructure and Capital Outlay
Year-on-Year Growth1
33.7%
26.0%
15.4%
12.2%
5.9%
1Q17    2Q17 3Q17 4Q171Q18
1 Source: Department of Budget and Management; (DBM)
Infrastructure construction surged in the first quarter as the government accelerated the approval and implementation of its projects.
For 2018, infrastructure sector expected to be a main driver of construction demand. According to the National Economic and Development Authority, several flagship projects that have secured funding are expected to start construction this year.
07

Cost of Sales
Millions of Percentage Philippine Pesos of Net Sales
-6pp
-24%
52% 58% 2,790 3,445 1Q17 1Q18 1Q17 1Q18
Cost of sales, as a percentage to sales, increased 6 pp year-over-year during the first quarter.
Fuel costs accounted for 26% of cost of sales vs. 19% same period last year. Increase mainly driven by timing differences in usage of our coal inventory, and higher excise taxes on coal and liquid fuels.
For the rest of the year, we expect the impact of fuel costs to lessen as our coal costs, having been fully contracted for 2018, converge closer to 2017 levels.
Power costs accounted for 22% of cost of sales vs. 21% same period last year. Higher grid rates in both plants resulted to this increase.
08

Operating Expenses
Distribution1 Selling and Administrative1
-9%
+1%
1,142
1,049 756 747 1Q17 1Q18 1Q17 1Q18
% of
20% 19% 14% 13% Net Sales
1 Millions of Philippine Pesos
Distribution expenses increased by 9% year-over-year.
On a unitary basis, distribution expenses decreased by 6% year-over-year and by 4% sequentially. Improved efficiency was driven by higher dispatched volumes and improved utilization of logistics assets.
Selling and administrative expenses remained stable year-over-year and were 4% lower sequentially.
As a percentage of sales, declined by 1 pp year-over-year and 2 pp sequentially.
09

Operating EBITDA and Operating EBITDA Margin
Operating EBITDA1
-17%
1,071    753 803886
628
1Q17    2Q17 3Q174Q171Q18
% of
Net Sales    20% 13%14%12%15%
1 Millions of Philippine Pesos
First quarter Operating EBITDA and Operating EBITDA margin highest in the last four quarters (or since the second quarter of 2017).
Operating EBITDA declined by 17% year-over-year.
Operating EBITDA margin declined by 5 pp year-over-year. Lower cement prices continued to put pressure on margins during the first quarter together with higher energy costs.
10

Net Income
Net Income1     Like-to-like Net Income2
-71%     -20%
438 348
178230
350
350     137202-29100
100     -120
1Q17    1Q18 1Q172Q173Q174Q171Q18
Net income during the first quarter decreased by 71% mainly due to lower operating earnings before other expenses and higher unrealized foreign exchange losses. These foreign exchange losses were mainly a result of intragroup borrowings between CHP and subsidiaries.
On a like-to-like basis, excluding foreign exchange impact, net income decreased by 20%.
1 In Millions of Philippine Pesos, excluding foreign exchange gains or losses
2 In Millions of Philippine Pesos
011

1Q 2018
FREE CASH FLOW
& GUIDANCE
012

Free Cash Flow
January—March     First Quarter
2018    2017 20182017
% var % var
Operating EBITDA    886 1,071(17%)8861,071(17%)
- Net Financial Expenses    208 258208258
- Maintenance Capex    80 498049
- Change in Working Capital    (223) 920(223)920
- Taxes Paid    104 102104102
- Other Cash Items (net)    (2) (19)(2)(19)
Free Cash Flow after
721    (239) N/A721(239)N/A
Maintenance Capex
- Strategic Capex    114 7411474
Free Cash Flow    606 (313)N/A606(313)N/A
Millions of Philippine Pesos
Free cash flow during the quarter reached PHP 721 million after maintenance CAPEX and PHP 606 million after strategic CAPEX.
Year-over-year improvement, from negative to positive, mainly the result of lower inventories and continued efforts to improve working capital position.
EBITDA to free cash flow conversion for the quarter was at 68%.
013

Solid Plant Capacity Expansion
Expected total investment: US$ 225 million
New line expected to start operations in the first quarter of 2020.
014

2018 Guidance
Cement volumes 8-12%
PHP 700 million Maintenance CAPEX PHP 3,000 million Solid Plant Expansion CAPEX
Capital expenditures
PHP 40 million Other Strategic CAPEX
PHP 3,740 million Total CAPEX
Working capital Reduction of approximately PHP 1,500 -2,000 million
015

Q&A
SESSION
1Q 2018 RESULTS
016

1Q 2018
APPENDIX
017

Debt Information
Maturity Profile1
Related Party Loans2 BDO Debt
Total Debt: PHP 15,327 Avg. life of debt: 4.5 years Net Debt to EBITDA3: 4.4x
1,664
1,214
486    381 1,074140140
105     140
2018     201920202021202220232024
6,656
5,027
1 Millions of Philippine Pesos
2 Pertains to loans with CEMEX Asia B.V.
3 Last 12 months Consolidated EBITDA
018

Definitions
3M18 / 3M17    Results for the first three months of the years 2018 and 2017, respectively
PHP    Philippine Pesos Pp    Percentage points Prices    All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA    Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow    Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital    Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures    on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital    investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures    projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in    Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow    receivables, inventories, other current assets, and other accounts payable and accrued expense. statements     Net Debt    Total debt minus cash and cash equivalents.
019

Contact Information
Investor Relations    Stock Information
In the Philippines    PSE:
+632 849 3600    CHP
chp.ir@cemex.com
020